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OneLink, Inc.

Exhibit 11

Computation of Net loss Per Common Share

    Net loss per common share is calculated based on the net loss for the respective period and the weighted average number of common shares outstanding during the period. Common stock equivalents (options and warrants) are anti-dilutive for the three and nine months ended September 30, 2000 and 1999.

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OneLink, Inc.
Exhibit 11